April 18, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn: Rory Reagan

Re:

Sunpeaks Ventures, Inc.

Current Report on Form 8-K

Filed February 17, 2012

File No. 000-54523

Dear Mr. Reagan:

Per our telephone call on Monday, April 16, 2012, please be advised that this firm is representing Sunpeaks Ventures, Inc. in relation to its response to the Commission Staff comment letter dated March 13, 2012, regarding the above-listed Current Report on Form 8-K for the Company.  Due to the breadth of the comments and our new engagement by the Company we requested additional time to respond to the comments.  Thank you for granting the additional time for the Company to respond to these comments. The Company will file responses to the comments by Thursday, April 26, 2012.  Per your request, this letter is being filed via Edgar as Correspondence.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.